UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TerraForm Global, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

88104M101

(CUSIP Number)

Thomas Wagner

Knighthead Capital Management, LLC

1140 Avenue of the Americas, 12th Floor

New York, NY 10036

(212) 356-2900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88104M101	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Knighthead Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,203,400
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,203,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,203,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.21%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 88104M101	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Thomas A. Wagner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,203,400
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,203,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,203,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.21%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 88104M101	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Ara D. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,203,400
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,203,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,203,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.21%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 88104M101	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed on December 27, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on January 27, 2017 (“Amendment No. 1,” and together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”) with respect to the shares of Class A Common Stock, par value $0.01 per share (the “Shares”), of TerraForm Global, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D. This Amendment No. 2 amends Items 3 and 5(a), (b) and (c) as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The purchases of Shares reported herein were made using funds from the working capital of the Knighthead Funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. A total of approximately $36,449,266.60 (excluding brokerage commissions) was paid to acquire the Shares reported in this Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entireties, and paragraph (c) is hereby amended and supplemented as follows:

(a)	As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 9,203,400 Shares held for the accounts of the Knighthead Funds, which represents approximately 8.21% of the total Shares outstanding. Based on information in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2017, filed November 8, 2017, there were 112,100,528 Shares outstanding as of October 31, 2017.

(b)	Each of the Reporting Persons share the power to vote or to direct the vote and the power to dispose or to direct the disposition of the 9,203,400 Shares held for the accounts of the Knighthead Funds.

(c)	Please refer to Annex A for transactions in the Shares effected by the Reporting Persons during the past sixty days, including the transaction date, number of Shares purchased or disposed of, price per share (and, if weighted average price per share, the range of prices), identity of the Knighthead Fund that effected the transaction, and where and how the transaction was effected.

CUSIP No. 88104M101	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Knighthead Capital Management, LLC

By:	/s/ Thomas A. Wagner
Name:	Thomas A. Wagner
Title:	Managing Member

Thomas A. Wagner

/s/ Thomas A. Wagner

Ara D. Cohen

/s/ Ara D. Cohen

November 17, 2017

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

CUSIP No. 88104M101	SCHEDULE 13D/A	Page 7 of 7 Pages

ANNEX A

Schedule of Transactions

Transaction Date	Entity Transacting	Transaction Type	Quantity	Price	How Transaction Effected
11/15/17	Knighthead Annuity & Life Assurance Company	BUY	3,400	$4.70	Open Market